Exhibit 99.1

Hindustan Zinc Limited Yashad Bhawan Udaipur — 313004 India Tel: + 91 294 6604000 Fax: + 91 294 2427745 www.hzlindia.com
January 6, 2011
Hindustan Zinc Limited
Announces 150 MW Expansion in Wind Power Generation Capacity
■	Additional 150 MW Wind power generation capacity at an investment of around Rs. 865 Crore.

■	Wind-farms in Rajasthan, Maharashtra, Karnataka and Tamil Nadu.

■	Project completion in two phases — Phase I of 50 MW to be completed by March 2011; and Phase II of 100 MW to be completed by September 2011.
Taking its green energy initiative a step further, Hindustan Zinc Limited (“the Company”), today announced an addition of 150 MW capacity to its existing Wind Power generation capacity of around 125 MW. The project spans the states of Rajasthan, Maharashtra, Karnataka and Tamil Nadu. In line with existing wind power sales, the additional power generated will also be sold to the respective State grids. The Company perceives wind power generation as a financially and environmentally viable solution for meeting India’s rapidly growing energy requirements.
The Project will be completed in two phases. The first phase of 50 MW will be completed by the end of Q4 FY 2011. The second phase of 100 MW will be completed by the end of Q2 FY 2012. The total outlay for the project is estimated to be Rs. 865 Crore. Post the expansion, the Company’s wind power generation capacity will increase to around 275 MW.
For further information, please contact:

Ashwin Bajaj Vice President — Investor Relations	sterliteinvestorrelations@vedanta.co.in Tel: +91 22 6646 1531
Sterlite Industries (India) Limited

Neelam Sharma Associate Manager — Investor Relations	sterliteinvestorrelations@vedanta.co.in Tel: +91 22 6646 1531
Hindustan Zinc Ltd.
About Hindustan Zinc
HZL is India’s largest integrated producer of zinc & lead and is among the world’s leading integrated producers. It has a metal production capacity of 964,000 tonnes per annum with its smelter operations situated in Chanderiya, Debari, Dariba and Visakhapatnam. HZL has lead-zinc mines in Rampura Agucha, Sindesar Khurd, Rajpura Dariba and Zawar. HZL has around 7,000 employees. The company is a subsidiary of the NYSE listed, Sterlite Industries (India) Limited (NYSE: SLT) and London listed FTSE 100 diversified metals and mining major, Vedanta Resources plc.
Disclaimer
This press release contains “forward-looking statements” — that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should” or “will.” Forward—looking statements by their nature address matters that are, to different degrees, uncertain. For us, uncertainties arise from the behavior of financial and metals markets including the London Metal Exchange, fluctuations in interest and or exchange rates and metal prices; from future integration of acquired businesses; and from numerous other matters of national, regional and global scale, including those of a political, economic, business, competitive or regulatory nature. These uncertainties may cause our actual future results to be materially different that those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements.